UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-29752

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☑ Form 10-Q       ☐ Form N-SAR
For Period Ended: March 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Leap Wireless International, Inc.

Former Name if Applicable:

Not Applicable

Address of Principal Executive Office (Street and Number):

10307 Pacific Center Court

City, State and Zip Code

San Diego, California 92121

PART II — RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Leap Wireless International, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (the “First Quarter 10-Q”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

     Like many other publicly-traded companies, the Company reviewed its lease-related accounting practices, including its switch and cell-site retirement and remediation obligations, in light of a letter from the staff of the Office of the Chief Accountant of the Commission to the American Institute of Certified Public Accountants, dated February 7, 2005. Although the Company worked diligently on such review, the review process took a considerable amount of time because the Company has more than 2,500 leases, many of which were amended during the course of the Company’s now completed bankruptcy proceedings, further complicating and extending the review process. As a result of this review, and in connection with preparing for its annual audit, the Company identified accounting errors in its unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2004 (the “Third Quarter
10-Q”). The Company’s management and Audit Committee concluded that the Company’s unaudited interim financial statements for the one and seven month periods ended July 31, 2004 and the two month period ended September 30, 2004 included in the Third Quarter 10-Q should be restated to correct these accounting errors.

     The Company finalized its financial statements for the period ending December 31, 2004 and filed its 2004 Form 10-K on May 16, 2005, and plans to file its amended Third Quarter Form 10-Q shortly. Promptly following the filing of these two periodic reports, the Company’s accounting and financial reporting staff will focus on finalizing the Company’s financial statements to be included in the First Quarter 10-Q. The Company currently estimates that the First Quarter 10-Q will be filed no later than June 15, 2005. As previously reported, the

Company received a waiver from its lenders pursuant to the Credit Agreement, dated as of January 10, 2005, among the Company, Cricket Communications, Inc., Bank of America, N.A. as Administrative Agent, and the other lenders party thereto, which extended the deadline for providing the Company’s financial statements and the related compliance certificate for the fiscal quarter ended March 31, 2005 to its lenders until June 15, 2005.

     In connection with their evaluation of our disclosure controls and procedures for the 2004 10-K, the Company’s Chief Executive Officer and Acting Chief Financial Officer concluded that certain material weaknesses in our internal control over financial reporting existed as of December 31, 2004 with respect to turnover and staffing levels in our accounting and financial reporting departments (arising in part in connection with the Company’s now completed bankruptcy proceedings), the application of lease-related accounting principles, fresh-start reporting oversight, and account reconciliation procedures. For a description of these material weaknesses and the steps we are undertaking to remediate these material weaknesses, see “Item 9A. Controls and Procedures” in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2004. The Company expects that its First Quarter 10-Q will also report that these material weaknesses existed as of March 31, 2005, the end of the period covered by such report.

IV — OTHER INFORMATION

     (1)       Name and telephone number of person to contact in regard to this notification

Robert J. Irving, Jr.	(858) 882-6000

(Name)	(Area Code) (Telephone Number)

     (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

     (3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In August 2004, the Company and Cricket Communications, Inc. satisfied the conditions to the Company’s Fifth Amended Joint Plan of Reorganization and the Company emerged from Chapter 11 bankruptcy. The Plan of Reorganization implemented a comprehensive financial reorganization that, among other matters, significantly reduced the Company’s outstanding indebtedness. On the effective date of the Plan of Reorganization, the Company’s long term debt was reduced from a book value of more than $2.4 billion to debt with an estimated fair value of approximately $412.8 million. In addition, in connection with the Company’s emergence from bankruptcy, it adopted fresh-start reporting as of July 31, 2004 which resulted in material adjustments to the historical carrying values of many of the Company’s assets and liabilities.

     Under fresh-start reporting, the Company is deemed to be a new entity for financial reporting purposes. As a result of the foregoing, the Company’s financial statements at and for the period ended March 31, 2005 will not be comparable in many respects to the Company’s financial statements at and for the period ended March 31, 2004.

          As discussed in Part III above, as of the date of this filing, due to the delays in the filing of the Annual Report on Form 10-K and the necessity of amending the Third Quarter 10-Q, the Company is still finalizing its operating results for the three month period ended March 31, 2005 and has not yet finalized its financial statements for the three month period ended March 31, 2005. However, the Company expects that its operating results for the three months ended March 31, 2005 and the three months ended March 31, 2004 will generally compare as follows:

•	total consolidated revenue in the first quarter of 2005 is expected to be in the range of $223 million to $228 million, compared to approximately $207 million in the first quarter of 2004, reflecting in part an increase in net customers, an increase in average revenues per customer, higher average net revenue per handset sold and higher handset sales volumes;

•	total operating expenses in the first quarter of 2005 will be lower than in the first quarter of 2004, reflecting primarily a decrease in depreciation and amortization expense in 2005 as a result of the revaluation of fixed assets at the implementation of fresh start reporting; and

•	interest expense in the first quarter of 2005 will be higher than interest expense in the first quarter of 2004 since the accrual of interest expense was stayed during the pendency of the bankruptcy in 2004.

     As a result, the Successor Company expects to report net income in the first quarter of 2005 whereas the Predecessor Company reported a net loss in the first quarter of 2004. The Company cautions that these financial results are preliminary, based on currently available information and are subject to the final quarterly closing process and the completion of customary quarterly review procedures by the Company.

Leap Wireless International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 17, 2005	By /s/ Dean M. Luvisa
Dean M. Luvisa
Acting Chief Financial Officer